UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Win Global Markets, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
972642102
(CUSIP Number)
Barbara Haldi HV Markets Limited P.O. Box 2048 Rue du Seyon 2 2001 Neuchatel, Switzerland +41 (32) 732-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 972642102	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS HV Markets Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES	7	SOLE VOTING POWER 12,500,000 shares1 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 12,500,000 shares1 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000 shares1 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (See Item 5)
14	TYPE OF REPORTING PERSON CO

________________________

1         Does not include 6,250,000 shares of Common Stock issuable upon exercise of a warrant, which is subject to certain restrictions on the Reporting Person’s ability to exercise the warrant (See Item 5).

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Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the Common Stock, par value $0.001 per share (the “Common Stock”), of Win Global Markets, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 55 Igal Alon Street, Tel-Aviv, Israel 67891.

Item 2.	Identity and Background.

This Statement is being filed by HV Markets Limited, a British Virgin Islands company (the “Reporting Person”).  The business address of the Reporting Person is P.O. Box 2048, Rue du Seyon 2, 2001 Neuchatel, Switzerland.

The name, business address, principal occupation or employment (including the name and address of the corporation or organization in which such employment is conducted) and nationality of each director of the Reporting Person is set forth in Schedule A to this Statement and is incorporated herein by reference in its entirety. The Reporting Person has no executive officers.

During the last five years, neither the Reporting Person, nor to the knowledge of the Reporting Person, any of the directors of the Reporting Person has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Common Stock were from the Reporting Person’s working capital.

Item 4.	Purpose of Transaction.

The securities were purchase for investment purposes, pursuant to that certain Securities Purchase Agreement (as defined in Item 5 below).Pursuant to the Securities Purchase Agreement, the Reporting Person has the right to designate one director to the board of directors of the Issuer; however, the Reporting Person has not currently designated an individual to serve as its director designee and does not have a current intent to do so, but reserves the right to do so in the future.

The Reporting Person may from time to time review its investment in the Issuer and reserves the right to take any and all actions with respect to its investment in the Issuer, depending upon the business affairs of the Issuer, general economic conditions, economic conditions in the markets in which the Issuer operates, the market price of the Common Stock,

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alternative investment opportunities available to the Reporting Person, the availability of funds, the Reporting Person’s cash needs, borrowing costs and other factors deemed relevant by the Reporting Person, including, without limitation, (1) to hold the Common Stock as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of the Common Stock), (2) to acquire beneficial ownership of additional securities of the Company in the open market, in privately negotiated transactions or otherwise, (3) to dispose of all or part of its holdings of the Company’s securities, (4) to engage in short selling or hedging transactions with respect to the Common Stock, (5) taking any permitted action to change the size or composition of the Issuer’s board of directors pursuant to its right to designate a director to the board of directors of the Issuer, and (6) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

In addition, the Reporting Person may engage in discussions with management or directors of the Issuer, other shareholders, industry analysts, investment and financing professionals, sources of credit, other investors and other relevant parties concerning the business, operations, strategy and future plans of the Issuer.

Except for the foregoing, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the Reporting Person’s directors has any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, as of November 18, 2011 there were 62,241,531 shares of Common Stock outstanding. On February 6, 2012, the Reporting Person acquired from the Issuer an aggregate of 12,500,000 shares of Common Stock and a warrant to purchase 6,250,000 shares of Common Stock at an exercise price per share of $0.10 (the “Warrant”). The Warrant is exercisable commencing on or after August 6, 2012 and for a term of five years from the date of issuance thereof expiring on February 6, 2017.  The Warrant contains two “blocker” provisions. The first blocker provision, which may be waived by the Reporting Person, permits the Warrant to be exercised only in cases where the Reporting Person would not beneficially own more than 4.999% of the total number of issued and outstanding shares of Common Stock of the Issuer upon exercise of the Warrant. The second blocker provision, which may not be waived by the Reporting Person, permits the Warrant to be exercised only in cases where the Reporting Person would not beneficially own more than 9.999% of the total number of issued and outstanding shares of Common Stock of the Issuer upon exercise of the Warrant.

As a result of the “blocker” provisions, the Reporting Person is not deemed to beneficially own the 6,250,000 shares of Common Stock issuable upon exercise of the Warrant. Based on the number of shares issued and outstanding as of November 18, 2011, the 12,500,000 shares of Common Stock held by the Reporting Person represents approximately 16.7% of the outstanding Common Stock.

CUSIP NO. 972642102	SCHEDULE 13D	Page 5 of 7 Pages

To the knowledge of the Reporting Person, none of the directors of the Reporting Person have the sole or shared power to vote or to direct the vote, or to dispose or to direct the disposition of any shares of Common Stock.

The Issuer and the Reporting Person have entered into a securities purchase agreement dated December 1, 2011, as amended on December 21, 2011 (the “Securities Purchase Agreement”). Under the Securities Purchase Agreement, the Issuer agreed (1) to sell to the Reporting Person an aggregate of 12,500,000 shares of Common Stock at a price of $0.10 per share in consideration for $1,250,000 in cash and (2) to issue to the Reporting Person, for no additional consideration, a five year warrant to purchase 6,250,000 shares of Common Stock at an exercise price per share of $0.10. Copies of the Securities Purchase Agreement and form of Warrant were filed by the Issuer with the SEC as exhibits to the Issuer’s Form 8-K filed on December 8, 2011 and December 22, 2011 and are incorporated herein by reference.

Neither the Reporting Person, nor to the Reporting Person’s knowledge, any of the Reporting Person’s directors has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported in this Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Securities Purchase Agreement, for as long as the Reporting Person holds not less than 10% of the issued and outstanding share capital of the Issuer, the Reporting Person shall be entitled to pre-emptive rights, entitling the Reporting Person to purchase a pro-rata share of any new securities issues by the Issuer.

Except for the above and for the agreements incorporated by reference as exhibits hereto and which are described in Item 5 above, no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer exist among the persons name in Item 2 above.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.
Securities Purchase Agreement, dated December 1, 2011, by and between the Issuer and the Reporting Person, filed as Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on December 8, 2011, is incorporated herein by reference.

Exhibit 2.
First Amendment to Securities Purchase Agreement, dated as of December 21, 2011, by and among the Issuer and the Reporting Person, filed as Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on December 22, 2011, is incorporated herein by reference.

Exhibit 3.
Form of Common Stock Purchase Warrant issued by the Issuer to the Reporting Person, filed as Exhibit 4.1 to the Current Report on Form 8-K of the Issuer filed on December 8, 2011, is incorporated herein by reference.

CUSIP NO. 972642102	SCHEDULE 13D	Page 6 of 7 Pages

Exhibit 4.	Power of Attorney, dated February 8, 2012, signed by HV Markets Limited.

CUSIP NO. 972642102	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2012	HV Markets Limited
By: /s/ Sey-Hyo Lee
Sey-Hyo Lee
Attorney-in-Fact

Schedule A

Directors of the Reporting Person.

The following table sets forth the name, business address, present principal occupation or employment (and address of such organization) and nationality of each director of the Reporting Person.

Name	Present Principal Occupation or Employment	Nationality
Karen R. Bell	Managing Director/Client Service Manager CM Management (Suisse) SA P.O. Box 2048 Rue du Seyon 2 2001 Neuchatel, Switzerland	United Kingdom
Barbara J. Haldi	Director/Client Service Manager CM Management (Suisse) SA P.O. Box 2048 Rue du Seyon 2 2001 Neuchatel, Switzerland	Switzerland
Clive Needham	Managing Director/Client Service Manager CM Management (IOM) Limited Commerce House 1 Bowring Road Ramsey Isle of Man IM8 2LQ	United Kingdom